                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*

                            HOMESTAKE MINING COMPANY
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    43761400
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                                 (CUSIP Number)

     William S. Sterns, III, Esq.; WALTER, CONSTON, ALEXANDER & GREEN, P.C.
             90 PARK AVENUE, NEW YORK, NY 10016, TEL. (212) 210-9400
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 8, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 43761400                                             PAGE 2 OF 9 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         August von Finck
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS* N/A

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         German
--------------------------------------------------------------------------------
                                            7        SOLE VOTING POWER
  NUMBER OF
   SHARES                                            21,000,000
BENEFICIALLY                                ------------------------------------
  OWNED BY                                  8        SHARED VOTING POWER
   EACH
 REPORTING                                           - 0 -
  PERSON                                    ------------------------------------
   WITH                                     9        SOLE DISPOSITIVE POWER

                                                     21,000,000
                                            ------------------------------------
                                            10       SHARED DISPOSITIVE POWER
                                                     - 0 -
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,000,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.94%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 43761400                                             PAGE 3 OF 9 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         August-Francois von Finck
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS* PF

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         German
--------------------------------------------------------------------------------
                                            7        SOLE VOTING POWER
  NUMBER OF
   SHARES                                            3,000,000
BENEFICIALLY                                ------------------------------------
  OWNED BY                                  8        SHARED VOTING POWER
   EACH
 REPORTING                                           - 0 -
  PERSON                                    ------------------------------------
   WITH                                     9        SOLE DISPOSITIVE POWER

                                                     3,000,000
                                            ------------------------------------
                                            10       SHARED DISPOSITIVE POWER
                                                     - 0 -
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,000,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.42%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 43761400                                             PAGE 4 OF 9 PAGES

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Maria-Theresia von Finck
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS* PF

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         German
--------------------------------------------------------------------------------
                                            7        SOLE VOTING POWER
  NUMBER OF
   SHARES                                            3,000,000
BENEFICIALLY                                ------------------------------------
  OWNED BY                                  8        SHARED VOTING POWER
   EACH
 REPORTING                                           - 0 -
  PERSON                                    ------------------------------------
   WITH                                     9        SOLE DISPOSITIVE POWER

                                                     3,000,000
                                            ------------------------------------
                                            10       SHARED DISPOSITIVE POWER
                                                     - 0 -
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,000,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.42%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 43761400                                             PAGE 5 OF 9 PAGES

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Luitpold-Ferdinand von Finck
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS* PF

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         German
--------------------------------------------------------------------------------
                                            7        SOLE VOTING POWER
  NUMBER OF
   SHARES                                            3,000,000
BENEFICIALLY                                ------------------------------------
  OWNED BY                                  8        SHARED VOTING POWER
   EACH
 REPORTING                                           - 0 -
  PERSON                                    ------------------------------------
   WITH                                     9        SOLE DISPOSITIVE POWER

                                                     3,000,000
                                            ------------------------------------
                                            10       SHARED DISPOSITIVE POWER
                                                     - 0 -
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,000,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.42%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 6 of 9 Pages

                                  Schedule 13D
                                 AMENDMENT No. 8

         This Amendment No. 8 to Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock"), of Homestake Mining Company (the "Issuer") is being filed on behalf of August von Finck pursuant to Section 13(d)(2) of the Act to amend the Schedule 13D originally filed on March 9, 1998, amended on April 23, 1998, May 20, 1998, May 27, 1998, July 15, 1998, August 4,
1998, August 13, 1998 and September 25, 1998, and on behalf of August-Francois von Finck, Luitpold-Ferdinand von Finck and Maria-Theresia von Finck. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth on the original Schedule 13D.

Item 2.  IDENTITY AND BACKGROUND

                  Item 2 is hereby amended and restated in its entirety to read as follows:

                  (a) The names of the persons filing this Amendment No. 8 to the Schedule 13D are August von Finck, August-Francois von Finck, Luitpold-Ferdinand von Finck and Maria-Theresia von Finck (each, a "Reporting Person" and, collectively, the "Reprting Persons").

                  (b) The business addresses of the Reporting Persons are Pacellistrasse 4, 80333 Munich, Germany.

                  (c) The principal occupation or employment of the Reporting Persons are private businessman (Mr. August von Finck) and trainees (Messrs. August-Francois von Finck,
                  Luitpold-Ferdinand von Finck and Ms.
                  Maria-Theresia von Finck).

                  (d) During the last five (5) years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five (5) years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The citizenship of each Reporting Person is German.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended as follows:

                  The acquisitions of December 4, 1998 described in item 5 hereof were funded through personal funds.

Item 4.  PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and restated in its entirety to read as follows:

                  Each Reporting Person has acquired the shares of Common Stock owned by him for investment purposes and has no present plans or proposals which relate to or would result in any of the matters or events

                                                               Page 7 of 9 Pages

                  referred to in clauses (a) - (i) of Item 4 of Schedule 13D, except as follows:

                  Each Reporting Person may dispose of all or some of the shares of Common Stock, or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, the evaluation of alternative investments, and other factors.

                  A nominee of Mr. August von Finck, Mr. Gerhard Ammann, has been elected to the Board of Directors of the Issuer effective September 25, 1998. Mr. August von Finck and the Issuer are currently in negotiations concerning an agreement pursuant to which, inter alia, (a) the Issuer would permit Mr. August von Finck and members of his family, subject to certain conditions, to acquire, jointly or severally, more than 15% of the issued and outstanding shares of Common Stock without triggering the provisions of that certain Rights Agreement dated as of October 16, 1987 and amended as of October 15, 1997, between the Issuer and BankBoston N.A. (the "Rights Agreement"), including, without limitation, the "flip-in" of Rights (as defined in the Rights Agreement) and the Issuer's ability to redeem the Rights, even though the 15% ownership threshold has been exceeded, in the aggregate, by the Reporting Persons, and (b) a second nominee of Mr. August von Finck would become a director of the Issuer.

                  Mr. Ammann, a chartered accountant, is a Partner with Deloitte and Touche Experta Ltd. in Zurich, Switzerland.

                  Mr. August von Finck submitted a Hart-Scott-Rodino notification and report to the Federal Trade Commission and the Department of Justice to seek permission to acquire up to 24.99%, in the aggregate, of the shares of Common Stock and, on June 29, 1998, was notified that an early termination was granted.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety to read as follows:

                  On December 4, 1998, Mr. August von Fink sold 3,000,000 shares of Common Stock in three separate private transactions at a price of $10.0625 per share of Common Stock aggregate 9,000,000 shares, to (1) Mr. August-Francois von Finck,
                  (2) Mr. Luitpold-Ferdinand von Finck and (3)
                  Ms. Maria-Theresia von Finck (collectively, the "Transferees"). See also Exhibit A. The Transferees are adult children of Mr. August von Finck.

                  As of December 4, 1998, the Reporting Persons had an interest in the shares of Common Stock of the Issuer as follows:

                  Mr. August von Finck
                  No. of shares of Common Stock:              21,000,000
                  Voting Power:                               Sole
                  Disposition Power:                          Sole
                  Aggregate Percentage Beneficially Owned:    9.94%*

                  Mr. August-Francois von Finck
                  No. of shares of Common Stock:              3,000,000
                  Voting Power:                               Sole
                  Disposition Power:                          Sole

                                                               Page 8 of 9 Pages

                  Aggregate Percentage Beneficially Owned:    1.42%*


                  Mr. Luitpold-Ferdinand von Finck
                  No. of shares of Common Stock:              3,000,000
                  Voting Power:                               Sole
                  Disposition Power:                          Sole
                  Aggregate Percentage Beneficially Owned:    1.42%*

                  Ms. Maria-Theresia von Finck
                  No. of shares of Common Stock:              3,000,000
                  Voting Power:                               Sole
                  Disposition Power:                          Sole
                  Aggregate Percentage Beneficially Owned:    1.42%*

                  *Based upon 211,241,331 shares of Common Stock outstanding as of December 4, 1998, as reported by Issuer's transfer agent.

                  Each Reporting Person has the sole right to receive and the power to direct the receipt of dividends from, and the proceeds or the proceeds from the sale of, such Reporting Person's shares of Common Stock.

                  The filing of this Amendment No. 8 to the Schedule 13D shall be construed as neither an admission that, as of December 4, 1998, Mr. August von Finck is the beneficial owner of more than 21,000,000 shares of Common Stock owned by him, Mr. August-Francois von Finck is the beneficial owner of more than the 3,000,000 shares of Common Stock owned by him, Mr. Luitpold-Ferdinand von Finck is the owner of more than the 3,000,000 shares of Common Stock owned by him and Ms. Maria-Theresia von Finck is the beneficial owner of more than the 3,000,000 shares of Common Stock, owned by her, nor an admission that the Reporting Persons are members of a "group" within the meaning of Section 13(d) of the Act.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The Transferees are adult children of Mr. August von Finck.

                  The filing of this Amendment No. 8 to the Schedule 13D shall be construed as neither an admission that, as of December 4, 1998, Mr. August von Finck is the beneficial owner of more than the 21,000,000 shares of Common Stock owned by him, Mr. August-Francois von Finck is the beneficial owner of more than the 3,000,000 shares of Common Stock owned by him, Mr. Luitpold-Ferdinand von Finck is the owner of more than the 3,000,000 shares of Common Stock owned by him, and Ms. Maria-Theresia von Finck is the beneficial owner of more than the 3,000,000 shares of Common Stock owned by her, nor an admission that the Reporting Persons are members of a "group" within the meaning of Section 13(d) of the Act.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit A - Schedule of Purchases and Sales of Common Stock by Mr. August von Finck.

                  Exhibit B - Power of Attorney, dated December 21, 1995 from August-Francois von Finck, Luitpold-Ferdinand von Finck and Maria-Theresia

                                                               Page 9 of 9 Pages

                  von Finck et al. in favor of Messrs. Hubert Mennacher, Rainer Nocon and Ernst Knut Stahl.

                  Exhibit C - (1) Stock Purchase Agreement, dated December __, 1998, by August von Finck, as seller, and August-Francois von Finck, as purchaser; (2) Stock Purchase Agreement, dated December __, 1998, by August von Finck, as seller, and Luitpold-Ferdinand von Finck, as purchaser; and (3) Stock Purchase Agreement, dated December __, 1998, by August von Finck, as seller, and Maria-Theresia von Finck, as purchaser.

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in the Statement is true, correct and complete.

DATED: December 8, 1998                     August von Finck

                                           By: /s/ Ernst Knut Stahl
                                              Ernst Knut Stahl, attorney in fact

                                           By: /s/ Rainer Nocon
                                               Rainer Nocon, attorney in fact

                                           August-Francois von Finck

                                           By: /s/ Ernst Knut Stahl
                                              Ernst Knut Stahl, attorney in fact

                                           By: /s/ Rainer Nocon
                                               Rainer Nocon, attorney in fact

                                           Luitpold-Ferdinand von Finck

                                           By: /s/ Ernst Knut Stahl
                                              Ernst Knut Stahl, attorney in fact

                                           By: /s/ Rainer Nocon
                                               Rainer Nocon, attorney in fact

                                           Maria-Theresia von Finck

                                           By: /s/ Ernst Knut Stahl
                                              Ernst Knut Stahl, attorney in fact

                                           By: /s/ Rainer Nocon
                                               Rainer Nocon, attorney in fact